SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 19, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                    Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                            No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT



MERANT PLC

19 December 2001

MERANT plc
Purchase of own shares

MERANT announces that on 18 December 2001 it purchased for cancellation 150,000 ordinary shares of 2p each at a price of 103.5p, and an additional 20,000 ordinary shares of 2p each at a price of 106p per share. This brings the day total purchases for 18 December 2001 to 170,000 ordinary shares of 2p each at an average sale price of 103.794p per share.

Since MERANT started to buy back its ordinary shares on 13 December 2001 it has repurchased for cancellation a total of 1,290,000 ordinary shares.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  December 19, 2001             By: /s/ Leo Millstein
                               --------------------------------------
                                     Leo Millstein
					       Vice President & General counsel